AMENDMENT NO. 2 TO
PURCHASE AGREEMENT

THIS AMENDMENT NO. 2 TO THE PURCHASE AGREEMENT (this “Amendment”) dated September 22, 2015 is an amendment to that certain Purchase Agreement (the “Purchase Agreement”) dated August 10, 2015 by and between Sphere 3D Corp., an Ontario corporation (the “Company”) and MacFarlane Family Ventures, LLC (“MacFarlane”). Capitalized terms used herein and not defined shall have the same respective meanings as provided in the Purchase Agreement.

RECITALS

A. The parties to the Purchase Agreement desire to make certain changes with respect to Section 3.2(i) of the Purchase Agreement to reflect a change in the terms of the Purchase Agreement.

AGREEMENT

The undersigned parties hereby agree that:

1. Section 3.2(i) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“(i) Any sale for cash of Common Shares and/or warrants to purchase Common Shares (“Additional Warrants”) for equity capital raise purposes to one or more investors (each an “Additional Investor”) on or after the date of this Agreement until and including December 31, 2015 (each sale, an “Additional Raise”) shall be subject to Sections 3.2(ii) through (iv) of this Agreement.”

2. Additional Raise. For the avoidance of doubt, the parties acknowledge and agree that the sale and issuance of Common Shares, warrants and adjustment warrants to MacFarlane pursuant to a Subscription Agreement on or about September 22, 2015 (the “September Raise”) shall be an Additional Raise for purposes of the Purchase Agreement, and that any issuance of Common Shares and any adjustment to the number of Common Shares issuable upon the exercise of the Warrants pursuant to the Purchase Agreement shall be based upon the purchase price per share of the Common Shares sold and issued in the September Raise and the exercise price per share of the warrants (and not the exercise price per share of the adjustment warrants) sold and issued in the September Raise.

3. Governing Law. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York applicable to agreements made and to be performed entirely within the State of New York (except to the extent the provisions of the Business Corporations Act (Ontario) would be mandatorily applicable to the issuance of the Shares, the Warrants, the Warrant Shares or the additional Common Shares issued pursuant to Section 3.2). Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Amendment and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Amendment. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. TO THE EXTENT ALLOWABLE UNDER APPLICABLE LAW, EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

4. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall be considered one and the same agreement.

5. Entire Agreement. The Purchase Agreement, including the Exhibits and the Schedules, any amendments prior to the date hereof, this Amendment, and the other Transaction Documents constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

[Signatures Follow]

IN WITNESS WHEREOF, the parties have executed this Amendment or caused their duly authorized officers to execute this Amendment as of the date first above written.

The Company:	SPHERE 3D CORP.

By:_________________________ Name: Eric L. Kelly Title: Chief Executive Officer

MacFarlane	MACFARLANE FAMILY VENTURES, LLC

By:_________________________ Name: Title: